DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

April 8, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a Relevant Fact dated April 4, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

dlw 4/16

Telefônica

TELEFONICA DATA BRASIL HOLDINGS.A.

April 4th, 2002 (1 page)

For more information, please contact:

Charles E. Allen
Telefônica Data Brasil Holding S.A., Brazil
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (April 04, 2002) TELEFONICA DATA BRASIL HOLDING S.A. (Telefônica Holding) (NYSE: TDBPY; BOVESPA: TDBH) a listed company, enrolled in the Taxpayers' Register under CNPJ # 04.295.166/0001-33, established at Avenida Brigadeiro Faria Lima No 1188, 7th floor, São Paulo – SP; and Telefônica Data do Brasil Ltda. (Telefônica Data), a limited liability company, enrolled in the Taxpayers' Register under CNPJ # 03.056.714/0001-00, established at Avenida Brigadeiro Faria Lima No 1188, 11th floor, São Paulo – SP, both belonging to the Telefonica Group, pursuant the provisions of CVM's Rule No 358 of January 3rd, 2002, hereby inform the following:

(1) According the discussions held by the Board of Directors of Telefónica Data Brasil Holding S.A. on February 26th, 2002, the increase of the capital stock of the Company by private subscription was approved through the capitalization of the advance payments for a future capital stock increase made by Telefónica Data do Brasil Ltda. The amount totals R$ 495,080,496.97 (four hundred ninety five million, eighty thousand, four hundred ninety six *reais* and ninety seven cents) issuing 577,488,040,325 (five hundred seventy seven billion, four hundred eighty eight million, forty thousand, three hundred twenty five) new shares with a value of R$ 0.8573 per block of thousand shares, common and preferred. Of this total, 193,393,661,905 (one hundred ninety three billion, three hundred ninety three million, six hundred sixty one thousand, nine hundred five) are common shares and 384,094,378,420 (three hundred eighty four billion, ninety four million, three hundred seventy eight thousand, four hundred twenty) are preferred shares.

(2) Pursuant the agreements of the Ordinary and Extraordinary General Shareholder Meetings held on April 4th, 2002, the aforementioned capital stock increase was homologated, and SP Telecomunicações Holding S/A now owns 21.39% of the ordinary shares and 3.37% of the preferred shares, representing 9.40% of the capital stock; and Telefônica Data do Brasil Ltda now owns 53.90% of the common shares and 53.54% of the preferred shares, representing 53.66% of the capital stock, and the control of the Company remains within the Telefonica Group.

São Paulo, April 4th, 2002.

Gilmar Roberto Pereira Camurra
Investor Relations Director